March 17, 2004

Symbol: OTCBB– STNYF

FOR IMMEDIATE RELEASE

STREAM ACQUIRES CABLE NETWORK IN SOUTHERN POLAND

Stream Communications Network Inc. (the “Company” or “Stream”) is pleased to announce that it has acquired a cable television network in Southern Poland with over 1,350 subscribers. The network generated US $125,000 in annual revenues and presents solid opportunity for growth with over 2,800 homes passed.

“Strategically, this is a very important step for Stream as we are entering a densely populated area in Silesia with very promising potential for further developments and growth. As we implement our plan to reach 80,000 subscribers by the end of 2004 opportunities are presented by acquisitions, while unifying content, operations, and increasing revenues of our cable TV networks“. said Stan Lis, President of the Company.

BOARD APPOINTMENT

The Company is very pleased to appoint Edward Mazur to Stream’s Board. Edward brings over 30 years of domestic and international experience in the areas of technology applications and investments. His international expertise has been devoted to Central Europe, and primarily to Poland, where he helped to build many businesses, which are now some of the most successful companies in that country. He was a co-founder of Bakoma S.A., the largest yogurt company in Poland. He held various executive positions at Cargill International and John Deere & Co. and worked with them in developing their markets in Central Europe. He has also provided consulting for some of the Fortune 500 companies. He holds a bachelor's degree in electrical engineering from the Chicago Technical College. “We are very pleased that Edward is joining our team as we enter this new phase of trading in the US market. We welcome his participation and contribution in increasing our market share in Poland and building value for our shareholders”, said Stan Lis.

DELISTING FROM TSX VENTURE

The Board would like to inform its shareholders that further to the Company’s request, the TSX Venture Exchange (the “Exchange” or “TSXV”) approved the Company’s application for a voluntary delisting from the TSXV. Consequently, the Company’s shares are no longer listed on that Exchange, effective immediately.

ABOUT STREAM COMMUNICATIONS NETWORK INC.

Stream is a broadband cable company and offers CATV and high-speed Internet services in the densely populated market of Southern Poland (11.5 million inhabitants and 3.2 million TV homes). Stream is one of the principal consolidators of cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland and beyond. Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826,  e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network Inc. has little or no control.

Stream Communications Network Inc.

Commerce Place, PO Box 20, 1020-400 Burrard Street, Vancouver, B.C. Canada V6C 3A6

tel. 604 669 2826  fax 604 669 2836  toll free 1 800 704 9649  www.streamcn.com  office@streamcn.com